NEWS  RELEASE April 4, 2006

Trading Symbol: AMM: TSX - AAU: AMEX

www.almadenminerals.com

ATW Diamond Project Sonic Drill Program at MacKay Lake

Cancelled due to Road and Ice Conditions

The sonic drill program on the MacKay Lake diamond prospect in the Northwest Territories has been cancelled due to poor ice conditions and the premature closing of the ice road. The drill was mobilized to the site along the winter road connecting Yellowknife to the Diavik and Ekati minesites on March 17 and drilling started shortly thereafter.  Eight drill holes have been completed, sampling the lake bottom sediments on the west edge of the drill grid. The winter road was officially closed on March 21, two to three weeks ahead of schedule, due to extremely warm temperatures.  The option to continue the program and airlift the drill from the Diavik minesite to Yellowknife was investigated and rejected as the driller reported ice thicknesses in the drill area approaching critical levels.  The weather forecast projects sun and warm temperatures for the next week.  Travel at night along the winter road is permitted for a limited period and it has been decided to terminate the program and demobilize the drill by surface transport.

ON BEHALF OF THE BOARD OF DIRECTORS

ADuane Poliquin@

______________________

Duane Poliquin, President

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.